Exhibit 107

Calculation of Filing Fee Table

Form S-1

(Form Type)

Sharing Services Global Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Fees to be paid	Equity	Common stock, par value $0.0001 per share	457	(c)	221,212,840	0.0187	$4,136,680.11	0.00011020	$455.86

1.	The securities will be distributed by Document Security Systems, Inc., a New York corporation, referred to as DSS, as a dividend in kind to the holders of DSS common stock at a 4:1. The amount of shares registered is based on the assumption that there will be 57,554,131 shares of common stock outstanding of Document Security Systems, Inc., a New York corporation, referred to as DSS, as of the close of business on the Record Date (as defined herein), not including the Affiliate Shares (as defined herein) (represents approximately 120% of the shares as of the Record Date). Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares being registered hereunder include such indeterminate number of shares of common stock, as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

2.	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the ordinary shares of Sharing Services Global Corporation as reported on April 5, 2023 (within five business days prior to the date of filing this registration statement).